MicroMGX



Jack M. Kloeber, CEO
j-kloeber@micromgx.com



Anthony Goering, CSO
a-goering@micromgx.com

www.micromgx.com

Harnessing microbial chemistry to create more effective and sustainable products

Our Purpose at MicroMGx

We harness microbial chemistry to create more effective and sustainable products





penicillin G



lovastatin



phosphinothricin


NOROCILLIN
Norbrook

Penicillin
The first commercial antibiotic


Pfizer
Lipitor 40 mg
film-coated tablets
Atorvastatin
40 mg
28 film-coated tablets
Calendar pack

Atorvastatin (Lipitor)
Cholesterol-lowering
The all-time best-selling drug


Liberty

Glufosinate (Liberty)
Chemical herbicide
$2B annual sales*

Microbes → **Natural products** → **Commercial products**

*Glufosinate Market: Global Industry Trends, Share, Size, Growth, Opportunity and Forecast 2022-2027, published by Research and Markets.

Problem



Classic discovery methods have become obsolete.

Time: 6-12 months to examine one strain

Cost: Salary for 1-2 scientists

Risk: 80% Rediscovery!

Solution



One of the only large-scale natural product discovery platform

Time: **3 months to examine 1000 strains**

Cost: **Same Salary + $250,000 analysis**

Risk: **No rediscovery problem**

The MGx Platform

We estimate our platform is more than 100x more efficient in finding new natural chemicals

1. Flexible – Works with different microbes
2. Massively parallel
3. No rediscovery


Genomes
Natural products produced
Relationships
Microbes
New Molecules
Genomics
Metabolomics
Bioinformatics

The Product

Our product is an Actionable and Enabling Asset Package

MGx Package

Bio-Activity
Herbicide
Fungicide
Nematicide
Insecticide

[redacted]

Choice of NP

Genomics

Metabolomics

Best Strain

Actionable, Enabling Package

License to



Life Science Company Develops, Manufactures, & Commercializes



Example Customers

UPL, Merck, Corteva, Syngenta, Bayer, Janssen

Our Business Plan

We are a Discovery and Licensing company

We License it out

We match Client & Use

We patent new Chemical+Use

We find its value (Use)

We discover

Projected Revenue per License

Royalties

Milestone Payments

Up-front License Fee

NP Kinect/Cloud-based software

Obtain IP – Baker and Hostetler

Test for different uses/solutions

MGx Platform

A continuous supply of novel chemistry

Through this pipeline, we plan to create a library of Natural Products

10,000
Strains

~3,000
Selected Strains

100-200
Novel Chemical Families

3-5
New Herbicides

Other Crop Protection

Anti-Cancer

AntiBacterial, AntiFungal, AntiViral

- ***Already discovered*** **Novel Natural Products can be tested for activity in other areas such as Anti-Cancer or Antiviral**

The Market





Our Market is B2B licensing to Life Science Companies

TAM

$133B*

Global Life Sciences Licensing & Acquisition

SAM

$44B

Only Small Molecules and Natural Products

SOM

$440M

Plan to achieve 1% penetration – 5 years from investment

*https://clarivate.com/wp-content/uploads/2021/11/JPM-deals-analysis-2019_webinar_FINAL.pdf

Traction

Science supports our platform foundation - Clients support the need and validate the results.

> 500 citations!

7 Peer-Reviewed publications
with new natural products

Fee-for-Service Clients

2019	2020	2021
1 Client	1 Clients	2 Clients
$ 260,000	$ 537,000	$ 523,000

Crop Protection **_Corteva_**

Clients

Elanco Animal Health

Valent
Crop Protection

Funds raised to-date

$ **150,000** SBIR* NIH National Institutes of Health

$ **400,000** Angel investment

**_A Metabologenomics Platform for Large-Scale, High-Throughput Natural Product Discovery_*, Jan 6, 2017, SBIR from NIH, #R43AT009417

1st Patented Product:

MGX-1001 - one of the first in a stream of newly discovered herbicides

The Pipeline Begins

2021 - MGX-1001 is effective against herbicide resistant weeds

April 2022

Winter, 2023

Stage A → Stage B → Stage C → Stage D → Development Stage

- **Stage A**: Laboratory
- **Stage B**: Laboratory and Greenhouse
- **Stage C**: Greenhouse and Microfield
- **Stage D**: Scale-up and Field
- **Development Stage**



MGX-1001
glufosinate
glyphosate
water (control)

Potential?

Blockbuster

Blockbuster

Mustard seedlings (Brassica sp.)



Untreated Control
MGX-1001

Glyphosate-resistant hairy fleabane

Controls herbicide-resistant weeds

Our Leadership Team

Diverse expertise in a cross-functional organization

Founders



Neil Kelleher, Director
Professor of Chemistry at Northwestern University, Head, Chemistry for Life Sciences Institute
Key Role:
Mass Spectrometry



William Metcalf, Chairman
Professor of Molecular Biology at the University of Illinois at Urbana-Champaign.
Key Role: Genome Mining



Regan Thomson, Director
Professor of Chemistry at Northwestern University
Key Role: Organic Synthesis.

Management



Jack M. Kloeber, CEO
Former US Army LTC.
Pharma portfolio management at J&J, BMS.
Owner of R&D decision analysis consulting firm, Kromite.



Anthony Goering, CSO
Co-developed the MGx platform
Expert in methodology for discovering and characterizing natural products.

Investor/ Director



Rajmony Pannu, MD
Board Certified in Vascular, Endo Vascular Medicine
Entrepreneur in Healthcare
Board Director for MetroVein Healthcare Marketing
Angel Investor

Scientific /Industry Advisors



Richard Baltz, PhD
Discovered daptomycin, last antibiotic to reach the market
Past President/ Fellow of SIMB
Widely read author of Natural Product discovery articles



Alpheus Bingham, PhD
30 yr career in Eil Lilly R&D.
Founded many innovation start ups
Innocentive Founder/CEO
Consultant to Pharma Co's



Joe Byrum, PhD
MBA from Univ of Michigan
Thought leader in AI-Data Sci.
20 yr Leader in Monsanto, Syngenta- Seeds R&D
Financial AI at Principal
Agtech Advisor

Let's put natural product discovery in order



Only a tiny fraction 10's of millions of natural products has been accessed*



MicroMGx is building an organized library of microbes and novel molecules ready for testing and licensing

Efficient + Large Scale + BioActive = Affordable + Accessible + Valuable New Chemicals

*Bérdy, J. "Thoughts and facts about antibiotics: where we are now and where we are heading". J. Antibiot. (Tokyo) 65, 385–395 (2012).

MicroMGX

Harnessing microbial chemistry to create more effective and sustainable products

Contact:
Jack Kloeber CEO | j-kloeber@micromgx.com
Anthony Goering CSO | a-goering@micromgx.com
www.micromgx.com